Notice to the Oslo Stock Exchange

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification – Employee Shares 2008

In connection with Orkla's offer to its employees to buy Orkla-shares a further 884 shares has been transferred to Orkla-employees on 9 January 2009.

Following this, a total of 1 992 381 Orkla-shares has been transferred to its employees in connection with the Employee Shares 2008 programme.

Orkla owns 11 917 004 treasury shares.

Orkla ASA,
Oslo, 12 January 2009

Contact:
Lars Røsæg, Orkla Investor Relations
Tel.: +47 22544426

Notification to the Oslo Stock Exchange

ORKLA
www.orkla.no
P.O. Box 423 Skøyen, N-0213 Oslo Telephone: +47-22 54 40 00 E-mail: info@orkla.no

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Meeting of the Corporate Assembly of Orkla ASA

Reference is made to the stock exchange notification of 23 December 2008 regarding a structural solution agreed between Orkla and Alcoa. The agreement was approved by Orkla's Corporate Assembly at a meeting on 12 January 2009.

The agreement is subject to the approval of the relevant authorities and is expected to be completed in the course of the first quarter of 2009.

Orkla ASA
Oslo, 13 January 2009

Contact points:
Rune Helland, SVP Investor Relations,
Tel.: +47 22 54 44 11

Lars Røsæg, Orkla Investor Relations
Tel.: +47 22 54 44 26

"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification – reduced hedging of option programmes

Reference is made to previous notices to the Oslo Stock Exchange, concerning Orkla's derivatives position in connection with hedging of the Group's option programmes.

On 12 January 2009 Orkla reduced its hedge position in financial, cash-settled derivatives linked to the Orkla share price, by the equivalent of 500 000 underlying shares, to 900 000 underlying shares. The transaction was effected at a share price of NOK 46,08.

Orkla has a total of 10 277 000 options currently issued in addition to 459 000 synthetic options in the remaining part of the cash bonus programme.

Orkla currently holds 11 917 004 treasury shares.

Orkla ASA
Oslo, 13 January 2009

Contact:
Lars Røsæg, Investor Relations,
Tel.: +47 2254 4426

END